EXHIBIT 99.1

MAG Silver Reports Fourth Quarter Production From Juanicipio

VANCOUVER, British Columbia, Jan. 27, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to report fourth quarter production of development material from the Juanicipio Project (56% / 44% joint venture between Fresnillo plc (“Fresnillo”) and MAG Silver). As reported to MAG by the project operator Fresnillo, 30,397 tonnes of development material were processed during the quarter ended December 31, 2020, with total production for the quarter on a 100% basis of 230 thousand silver ounces and 443 gold ounces (attributable to MAG: 101 thousand ounces of silver and 195 ounces of gold). Combined with the 42,476 tonnes of mineralized material processed last August and September, production in 2020 on a 100% basis totaled 623 thousand silver ounces and 1,053 gold ounces (attributable to MAG: 274 thousand ounces of silver and 463 ounces of gold). The associated lead and zinc production will be reported with MAG’s year end filings.

The development material is being processed through the nearby Fresnillo processing plant (100% owned by Fresnillo) with the lead (silver rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico. The revenue from this production, net of processing and treatment charges, will be used by the joint venture to offset initial project capital cash requirements.

Fresnillo also reports that commissioning of the Juanicipio processing plant is now expected to commence in Q4-2021, a few months later than previously reported as some infrastructure contracts have been delayed due to Covid-19, and related to Covid-19 preventive measures implemented at site. Until the Juanicipio plant is commissioned in Q4-2021, Fresnillo continues to expect it will process 16,000 tonnes per month of mineralized material from the joint venture through its facility.

“We’ve now successfully milled close to 73,000 tonnes of development material at the Fresnillo plant since early August of 2020 generating cash-flow to help offset capex and gaining valuable metallurgical understanding at the same time” said George Paspalas, MAG Silver’s President and CEO. “This processing will continue through the end of 2021 and will further de-risk the project as it heads into commercial production.”

Project development and construction of the Juanicipio processing plant continues at site, with construction photos available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation. Initial underground production was achieved in Q3-2020. As well, MAG has an expanded exploration program in place, targeting multiple highly prospective targets both at the Juanicipio Joint Venture and at the Deer Trail 100% earn-in project in Utah.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President, CEO and Director

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com